

Mail Stop 7010

July 7, 2009

via U.S. mail and facsimile

Michael T. McDonnell, Chief Executive Officer
Pregis Holding II Corporation
1650 Lake Cook Road
Deerfield, IL 60015

> **RE: Pregis Holding II Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 333-130353-04**

Dear Mr. McDonnell:

    We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. In future annual and quarterly filings, please substantially expand your discussion and analysis of your results of operations to address the following:

   • In your discussion of the results of operations and review of business segments, please quantify the impact of each factor you identify when

> multiple and offsetting factors contribute to fluctuations. For example, quantify the impact of price increases and analyze and describe the impact of changes in volumes sold for your products. Quantify the impacts from higher resin prices and cost reduction and productivity initiatives.

- Please provide expanded analysis of fluctuations in resin prices and your related selling price increases. Quantify the impact to your sales and cost of goods sold, as well as the impact to gross profit from the increases in raw material costs exceeding the amount passed on to customers. Discuss significant factors influencing these items, any restrictions or limitations on selling price increases, and any trends or factors expected to impact future operations.

- The discussion of results of operations discusses intermediate effects of certain trends and events on your operations without discussing the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example, please provide expanded discussion and analysis of the underlying reasons for reductions in volume for certain products and volume growth in films and surgical procedure packs.

- In the discussion of your results of operations in the Form 10-Q for the period ending March 31, 2009, you attribute fluctuations such as the decline in net sales to "the recessionary economic environment" and "continued economic weakness in both (segment's) markets." Please provide an analysis explaining how the recent economic events have specifically impacted your business. Include detailed information on your operations, your customers, recent order activity, expected trends, and other detailed information.

Note this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification and analysis throughout your discussion. Refer to Item 303(A)(3) of Regulation S-X, Section 501.04 of the Financial Reporting Codification and SEC Release 33-8350 for guidance.

Liquidity and Capital Resources, page 30

2. In future filings please provide a more robust liquidity discussion of the material changes in your operating accounts. Specifically, please discuss and quantify key drivers contributing to material increases or decreases in working capital. Please also address whether management expects higher costs of raw materials to have a negative impact on liquidity in future periods. Furthermore, given that you have cash obligations related to your public debt, in future filings please discuss material changes in your accounts receivable turnover or days sales outstanding and the implications to your liquidity (ability to satisfy your debt obligations, fund capital expenditures and operations). Refer to Sections 501.03 and 04 of the Financial Reporting Codification for guidance.

Senior Secured Credit Facilities, page 32

3. Please disclose here or elsewhere in the filing the specific terms of the financial covenants on your senior secured credit facilities, as well as any other material debt covenants in your debt agreements.   For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Covenant Ratios Contained in the Senior Secured Floating Rate Notes and Senior Subordinated Notes, page 36

4. We note the covenant requirement for your fixed charge coverage ratio is a minimum of 2.0x. We further note that your actual fixed charge coverage ratio for the year ended December 31, 2008 was 2.2x, down from 2.7x for the year ended December 31, 2007.   Please revise future filings to discuss the narrowing of the headroom between the minimum and actual fixed charge coverage ratio. Refer to Section 501.03 of the Financial Reporting Codification.

Summary of Critical Accounting Policies, page 38

Goodwill and Other Indefinite Lived Intangible Assets, page 39

5. You recognized a $19.1 million impairment charge for goodwill, which had a material impact to loss before income taxes for 2008. Goodwill represented 17% of total assets as of December 31, 2008. Given that goodwill is material to your balance sheet, in future filings please expand the discussion of your policy for testing goodwill for impairment to describe the assumptions used, including a sensitivity analysis of significant assumptions and a discussion as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods, including the impact impairments would have on your debt instruments or covenant compliance. For example, the discussion should quantify the projected cash flows used in your analysis and the growth rate used in projecting cash flows. Refer to Sections 216 and 501.14 of the Financial Reporting Codification for guidance and Release No. 33- 8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

6. It appears you last tested goodwill for impairment in connection with your annual impairment testing on October 1, 2008. Please explain how you considered the guidance in paragraph 28 of SFAS 142 in considering the need for interim impairment testing. Specifically address how you considered the significant adverse change in the business climate since October 1.

7. On page 40 and in Note 6, you state you used valuation experts to estimate the fair values of the reporting unit's assets and liabilities. If disclosure in future filings attributes fair value figures to a third party expert, please name such experts. We remind you that if you refer to experts in a filing under the Securities Act, you must name such experts and include their consent. Refer to Section 436(b) of Regulation C.

Note 18 – Segment and Geographic Information, page 72

8. We note that in the fourth quarter of 2008 you began reporting the operations of your flexible packaging, hospital supplies and rigid packaging businesses as one reportable segment, specialty packaging. Please confirm to us that each of your operating segments aggregated in the specialty packaging segment satisfied the quantitative threshold set forth in paragraph 18 of SFAS 131. We further note that you made changes in the information provided to your chief operating decision maker (CODM). Please explain to us the specific modifications made to the internal reports submitted to the CODM, including whether your CODM receives disaggregated financial information for flexible packaging, hospital supplies and rigid packaging businesses.

Note 20 – Commitments and Contingencies, page 75

9. Please tell us and revise your discussion of legal matters and environmental matters in future filings to clarify whether you believe it is reasonably possible that a loss exceeding amounts already recognized may be material. If so, you should either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5 for guidance.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Summary of Critical Accounting Policies and Estimates, page 33

10.   We note net sales for the quarter ended March 31, 2009, declined 28.5% and net loss increased by 218% as compared to the same period in 2008 and the need for further restructuring of your manufacturing operations. In light of these negative factors please tell us whether you tested your intangible assets (both subject to and not subject to amortization) for impairment. If not, please tell us the negative factors management has identified as impairment triggers that would necessitate impairment testing.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief